

November 5, 2012

<u>Via E-mail</u>
Shudong Xia
Chairman, President, Chief Executive Officer and Secretary
China TransInfo Technology Corp.
9th Floor, Vision Building
No. 39 Xueyuanlu, Haidian District
Beijing, China 100191

> **Re:** **China TransInfo Technology Corp.**
> **Schedule 13E-3**
> **Filed June 26, 2012 by China TransInfo Technology Corp., TransCloud Company Limited, TransCloud Acquisition Inc., Shudong Investments Limited, Karmen Investment Holdings Limited, SAIF Partners III, L.P., SAIF Partners IV, L.P., Shudong Xia, Danxia Huang, and Shufeng Xia**
> **File No. 005-79105**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 26, 2012**
> **File No. 001-34134**

Dear Mr. Xia:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Lee Edwards, Esq.
        Shearman & Sterling LLP